# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sportsman's Warehouse Holdings, Inc., CIK 0001132105
CUSIP: 84920Y106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1475 West 9000 South, Suite A, West Jordan, Utah (UT), 84088
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-114734
Filed by CIK 0001350290

## Reporting persons
- Portolan Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 237,334; shared voting power 0; sole dispositive power 237,334; shared dispositive power 0; aggregate amount beneficially owned 237,334 (0.62% of the class)
- George McCabe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 237,334; shared voting power 0; sole dispositive power 237,334; shared dispositive power 0; aggregate amount beneficially owned 237,334 (0.62% of the class)

## Item 1. Issuer
Name of issuer: Sportsman's Warehouse Holdings, Inc.
Address of issuer's principal executive offices: 1475 West 9000 South Suite A West Jordan, UT, 84088

## Item 2. Person Filing
Name of person filing: This statement is being filed with respect to the shares Common Stock of the Issuer beneficially owned (1) directly by Portolan Capital Management, LLC, a registered investment adviser, in its capacity as investment manager for various clients, and (2) indirectly by George McCabe, the Manager of Portolan Capital Management, LLC. Portolan Capital Management, LLC and Mr. McCabe are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 2 International Place, FL 26, Boston, MA 02110
Citizenship:
Portolan Capital Management, LLC - DE
Mr. McCabe - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Portolan Capital Management, LLC: George McCabe, George McCabe/Manager (05/15/2025)
- George McCabe: George McCabe, George McCabe (05/15/2025)